SECURITIES AND EXCHANGE COMMISSION

Investment Company Release Act No. 32667; 812-14193-01

Partners Group (USA) Inc., et al.

June 1, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: Partners Group Private Equity (Master Fund), LLC (the "Fund"); Partners Group Private Income Opportunities, LLC ("Partners Group Private Income Opportunities"); Partners Group (USA) Inc. ("Partners Group"); Partners Group AG ("Partners Group AG"); Partners Group (UK) Limited ("Partners Group UK"); Partners Group (Luxembourg) S.A. ("Partners Group Lux"); Partners Group (Guernsey) Limited ("Partners Group Guernsey"); Partners Group Cayman Management I Limited ("PGCM I"); Partners Group Cayman Management III Limited ("PGCM III"); Partners Group Management Limited ("PGML"); Partners Group Management I S.à r.l. ("PGMS I"); Partners Group Management II Limited ("PGML II"); Partners Group Management III S.à r.l. ("PGMS III"); Partners Group Management IX Limited ("PGML IX"); Partners Group Management V Limited ("PGML V"); Partners Group Management VII Limited ("PGML VII"); Partners Group Management VIII Limited ("PGML VIII"); Partners Group Management XI Limited ("PGML XI"); Partners Group Management XIII Limited ("PGML

XIII"); Princess Management Limited ("Princess" and collectively with Partners Group Guernsey, Partners Group UK, PGCM I, PGCM III, PGML, PGMS I, PGML II, PGMS III, PGML IX, PGML V, PGML VII, PGML VIII, PGML XI and PGML XIII, the "General Partner Advisers"); and Partners Group (Italy) Global Value 2014; Partners Group Direct Equity 2016 (EUR) G, L.P. Inc.; Partners Group Direct Equity 2016 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Equity 2016 (EUR), L.P. Inc.; Partners Group Direct Equity 2016 (USD) A, L.P.; Partners Group Direct Equity 2016 (USD) C, L.P.; Partners Group Direct Equity 2016 (USD) C-G, L.P.; Partners Group Direct Equity 2016 (USD) C-I, L.P.; Partners Group Direct Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Direct Infrastructure 2015 (USD), L.P. Inc.; Partners Group Direct Infrastructure 2016 (USD) A, L.P.; Partners Group Emerging Markets 2015, L.P. Inc.; Partners Group Generations Fund I; Partners Group Global Growth 2014, L.P. Inc.; Partners Group Global Infrastructure 2012, L.P. Inc.; Partners Group Global Infrastructure 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Global Infrastructure 2015 (EUR), L.P. Inc.; Partners Group Global Infrastructure SICAV; Partners Group Global Multi-Asset Fund; Partners Group Global Value 2014 (EUR) S.C.A., SICAR; Partners Group Global Value 2014, L.P. Inc.; Partners Group Global Value SICAV; Partners Group Growth Strategies 2016 S.C.A., SICAV-RAIF; Partners Group Private Equity Performance Holding Limited; Partners Group Secondary 2015 (EUR) S.C.A., SICAV-SIF; Partners Group Secondary 2015 (EUR), L.P. Inc.; Partners Group Secondary 2015 (USD) A, L.P.; Partners Group Secondary 2015 (USD) C, L.P.; Partners Group U.S. Private Equity 2015 L.P. S.C.S., SICAV-SIF; Princess Private Equity Holding Limited; The Partners Fund SICAV and The Partners Fund (the "Existing Affiliated Funds").

Filing Dates: The application was filed on August 2, 2013, and amended on August 11, 2014,

January 13, 2016, May 4, 2017, and June 1, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 26, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington,

DC 20549-1090. Applicants: 1114 Avenue of the Americas, 37th Floor, New York, NY 10036.

For Further Information Contact: Robert Shapiro, Branch Chief, at (202) 551-6821 (Chief

Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Fund[1] is a Delaware limited liability company that is registered as a closed-

end management investment company under the Act. The Fund's investment objective is to seek

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[1] The Fund, Partners Group Private Income Opportunities, and any Future Regulated Fund are referred to individually as a "Regulated Fund," and collectively as the "Regulated Funds." "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the Act, (b) whose investment adviser is an Adviser (defined below) that is registered as an investment adviser under the

attractive long-term capital appreciation by investing in a globally diversified portfolio of private equity investments. The board of directors of the Fund (the "Fund Board") is currently comprised of three managers, two of whom are not "interested persons," within the meaning of Section 2(a)(19) of the Act (the "Non-Interested Directors"), of the Fund.

2.   Partners Group Private Income Opportunities is a Delaware limited liability company that is registered as a closed-end management investment company under the Act. Partners Group Private Income Opportunities' investment objective will be to generate attractive risk-adjusted returns and current income by investing in a diversified portfolio of predominantly credit-related opportunities. The board of managers of Partners Group Private Income Opportunities (the "PGPIO Board")[2] is currently comprised of five managers, four of whom are Non-Interested Directors of Partners Group Private Income Opportunities.

3.   Each of the Existing Affiliated Funds would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

4.   Partners Group is a Delaware corporation and an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Partners Group serves as investment adviser to the Fund and Partners Group Private Income Opportunities. Partners Group is a wholly-owned subsidiary of Partners Group Holding AG, a corporation organized in Switzerland.

Investment Advisers Act of 1940, as amended (the "Advisers Act"), and (c) that intends to participate in the Co-Investment Program. The term "Adviser" means (a) Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux and each General Partner Adviser, and (b) any future investment adviser that controls, is controlled by or is under common control with Partners Group, Partners Group AG, Partners Group UK, Partners Group Lux or any General Partner Adviser and is either registered as an investment adviser under the Advisers Act or is an exempt reporting adviser or a foreign private adviser.

[2] The Fund Board, the PGPIO Board and any board of managers, board of directors or board of trustees of a Future Regulated Fund are each referred to herein as a "Board" and collectively the "Boards," as applicable.

5.   Partners Group AG is a corporation organized in Switzerland and is an exempt reporting adviser under the Advisers Act. Partners Group AG is registered with the Swiss Financial Markets Authority (FINMA) and provides investment recommendations to Partners Group with respect to its clients' portfolios. While Partners Group AG may provide investment recommendations to Partners Group, Partners Group maintains ultimate investment discretion as to whether such recommendations will translate into investments made by its clients.

6.   Partners Group Guernsey is a company limited by shares organized in Guernsey and is an exempt reporting adviser under the Advisers Act. Partners Group Guernsey is registered with the Guernsey Financial Services Commission (GFSC) and provides administrative and in particular investment execution services to Partners Group with respect to its clients. Partners Group Guernsey also serves as General Partner Adviser to Affiliated Funds.

7.   Partners Group UK is a foreign private adviser under the Advisers Act, formed as a private limited company in the United Kingdom. Partners Group UK is registered with the UK Financial Conduct Authority (FCA) and provides investment management or advisory services to certain Affiliated Funds.

8.   Partners Group Lux is an exempt reporting adviser under the Advisers Act, formed as a société anonyme in Luxembourg. Partners Group Lux is registered with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) and provides administrative, domiciliary, depositary and/or investment management or advisory services to certain Affiliated Funds.

9.   As described more fully in the application, each General Partner Adviser serves as the general partner or fund manager of one or more Affiliated Funds. Investment decisions are made by affiliated investment committees and the respective General Partner signs-off or

otherwise ratifies such decisions. Other than Partners Group UK, each General Partner Adviser is an exempt reporting adviser.

10.   Applicants seek an order ("Order") to permit one or more Regulated Funds and/or one or more Affiliated Funds[3] to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 17(d) and the rules under the Act (the "Co-Investment Program").[4] A "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the Order. A "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary, as defined below) could not participate together with one or more Regulated Funds and/or one or more Affiliated Funds without obtaining and relying on the Order.

11.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[5] A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any

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[3] The term "Affiliated Fund" means any of the Existing Affiliated Funds and any Future Affiliated Fund. "Future Affiliated Fund" means an entity (a) whose investment adviser is an Adviser and (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (iii) that intends to participate in the Co-Investment Program.

[4] All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the application.

[5] The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund; (b) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions of the application; and (d) that is and entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

Affiliated Fund because it would be a company controlled by the applicable Regulated Fund for purposes of sections 17(d) and rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the applicable Regulated Fund, and that such Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the requested Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between such Regulated Fund and its respective Wholly-Owned Investment Subsidiaries. The Board of the Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in place of the Regulated Fund. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, its Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

12.   When considering Potential Co-Investment Transactions for any Regulated Fund, an Adviser will consider only the Objectives and Strategies,[6] investment policies, investment positions, capital available for investment,[7] and other pertinent factors applicable to that

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[6] The term "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies as described in the Regulated Fund's registration statement, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[7] Capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, or regulations or interpretations.

Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in section 57(o) of the Act (a "Required Majority"), of the directors of the Board eligible to vote on that Co-Investment Transaction under section 57(o) (the "Eligible Directors").[8] Due to the similarity in Objectives and Strategies of certain Regulated Funds with the investment objectives, policies and strategies of certain Affiliated Funds, the Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital, diversification, investment objectives, policies and strategies.[9]

13.   With respect to participation in a Potential Co-Investment Transaction by a Regulated Fund, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the Eligible Directors. The Required Majority of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

14.   With respect to the pro rata dispositions and Follow-On Investments[10] provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things:

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[8] Although each Regulated Fund will be a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the Act.

[9] A Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10] "Follow-On Investment" means any additional investment in an existing portfolio company whose securities were acquired in a Co-Investment Transaction, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

(i) the proposed participation of each Affiliated Fund and Regulated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the applicable Board has approved such Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Regulated Fund. If the Board of the applicable Regulated Fund does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify their respective approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

15.   No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through an interest in the securities of a Regulated Fund.

16.   Applicants represent that if an Adviser or its principal owners (the "Principals"), or any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting securities of a Regulated Fund ("Shares"), then the Holders will vote such Shares as required under condition 14. Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such

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independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

17.   As discussed in more detail in the application, all of Applicants' investment activities are conducted within a global, centralized investment committee and allocation process and overseen by a unified, global compliance program. Applicants represent that the global processes and compliance program would ensure that (a) the Commission and its staff have complete transparency into the Co-Investment Program and the Advisers involved with the Co-Investment Program through its access to Partners Group and (b) the Co-Investment Program would be subject to Commission and staff oversight. Applicants acknowledge that this global compliance program will be a key element in ensuring that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission will consider whether the participation by the Regulated Fund in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Applicants state that the Co-Investment Program will increase favorable investment opportunities for the Regulated Funds and allow the Regulated Funds to participate in attractive opportunities at levels that are appropriate. The conditions are designed to ensure that

the Advisors would not be able to favor any Regulated Fund or Affiliated Funds over other Regulated Funds through the allocation of investment opportunities among them. Applicants state that the Regulated Fund's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's "capital available for investment" in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible

Directors of each participating Regulated Fund with information concerning each participating

party's available capital to assist the Eligible Directors with their review of the Regulated Fund's

investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the

applicable Adviser will distribute written information concerning the Potential Co-Investment

Transaction (including the amount proposed to be invested by each participating Regulated Fund

and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their

consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or

one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential

Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the

consideration to be paid, are reasonable and fair to the Regulated Fund and its

shareholders and do not involve overreaching in respect of the Regulated Fund or its

shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Funds then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or Affiliated Funds would

not disadvantage the Regulated Fund, and participation by the Regulated Fund would not

be on a basis different from or less advantageous than that of other Regulated Funds or

Affiliated Funds; provided that, if any other Regulated Fund, Affiliated Fund or Adviser,

but not the Regulated Fund itself, gains the right to nominate a director for election to a

portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

> (A)   the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any;

> (B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

> (C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except

> (A) to the extent permitted by condition 13;

> (B) to the extent permitted by section 17(e) of the Act;

(C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or

(D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8[11], a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be identical for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the

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[11] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

right to nominate a director for election to a portfolio company's board of directors, the right to

have an observer on the board of directors or similar rights to participate in the governance or

management of a portfolio company will not be interpreted so as to violate this condition 6, if

conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or

otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction,

the applicable Adviser will:

    (i)   notify each Regulated Fund that participated in the Co-Investment

Transaction of the proposed disposition at the earliest practical time; and

    (ii)   formulate a recommendation as to participation by each Regulated Fund in

the disposition.

    (b)   Each Regulated Fund will have the right to participate in such disposition

on a proportionate basis, at the same price and on the same terms and conditions as those

applicable to the participating Affiliated Funds and Regulated Funds.

    (c)   A Regulated Fund may participate in such disposition without obtaining

prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund

and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the

issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved

as being in the best interests of the Regulated Fund the ability to participate in such dispositions

on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the

Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance

with this condition. In all other cases, the Adviser will provide its written recommendation as to

the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each participant's "capital available for investment" in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under Section 57(f).

10.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the

conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any of the Affiliated Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) of the Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds (who may, in turn, share their portion with affiliated persons) on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment

Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund).

14.   If the Holders own in the aggregate more than 25% of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable state law affecting the Board's composition, size or manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4) of the Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary